UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

Tender Offer Statement Under Section 13(e)(1)

of the Securities Exchange Act of 1934

ASSURE HOLDINGS CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9% CONVERTIBLE DEBENTURES DUE 2023 AND 2024

(Title of Class of Securities)

04625J303 (CUSIP Number of Common Stock Underlying Debentures)

John Farlinger Executive Chairman and Chief Executive Officer 7887 East Belleview Avenue, Suite 240 Denver, Colorado 80111 Telephone: 720-287-3093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jason K Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 352-1133 Fax Number: (303) 629-3450

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 (“Amendment No. 5”) amends the Tender Offer Statement on Schedule TO originally filed by Assure Holdings Corp., a Nevada corporation (the “Company”, “we”, “us” or “our”), on June 21, 2024, as amended on July 3, July 9, July 12 and July 22, 2024 (as amended through July 22, 2024 the “Fourth Amended Schedule TO”), in connection with an offer (the “Convertible Note Exchange Offer”) by Assure to exchange, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of the Company’s 9% Convertible Debentures due 2023 and 2024 (the “Assure Convertible Debentures”), 238.44 shares of the Company’s common stock (the “Common Stock”) equal to the quotient of $1,000 divided by a per share price of $4.194.  Assure is seeking to exchange any and all outstanding Assure Convertible Debentures in the Convertible Note Exchange Offer for the offered shares of Common Stock.

The Convertible Note Exchange Offer commenced on June 21, 2024 and will expire at 11:59 p.m. (Denver time) on July 26, 2024, unless extended by the Company.

This Amendment No. 5 is being filed solely to provide as an exhibit the press release, dated July 29, 2024, announcing the extension of the Convertible Note Exchange Offer from 11:59 p.m. (Denver Time) on July 29, 2024 to 11:59 p.m. (Denver Time) on August 2, 2024.

This Amendment No. 5 amends and supplements only Items 11 and 12. Except to the extent specifically provided herein, as amended hereby, the information contained in the Third Amended Schedule TO and the exhibits to the Fourth Amended Schedule TO remain unchanged and are hereby expressly incorporated into this Amendment No. 5 by reference in response to Items 1 through 13. This Amendment No. 5 should be read with the Third Amended Schedule TO and the exhibits thereto.

Item 11. Additional Information

Item 11 of the Fourth Amended Schedule TO is hereby amended and supplemented by adding the following:

On July 29, 2024, the Company issued a press release extending the expiration date of the Convertible Note Exchange Offer from 11:59 p.m. (Denver Time) on July 29, 2024 to 11:59 p.m. (Denver Time) on August 2, 2024.

Item 12. Exhibits.

(a)	(1)	(i)*	Offer Letter dated June 21, 2024
		(ii)*	Amendment No. 1 to Offer Letter dated July 3, 2024
		(iii)*	Amendment No. 2 to Offer Letter dated July 12, 2024
		(iv)*	Amended Letter of Transmittal dated July 3, 2024
		(v)*	Withdrawal Form
		(vi)*	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(vii)*	Form of Cover Letter to Holders
		(viii)*	Letter to Holders dated July 9, 2024
		(ix)*	Press Release dated July 22, 2024
		(x)	Press Release dated July 29, 2024
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees*

* - Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSURE HOLDINGS CORP.

By:	/s/ John Farlinger
John Farlinger
Chief Executive Officer

Dated: July 30, 2024

INDEX TO EXHIBITS

(a)	(1)	(i)*	Offer Letter dated June 21, 2024
		(ii)*	Amendment No. 1 to Offer Letter dated July 3, 2024
		(iii)*	Amendment No. 2 to Offer Letter dated July 12, 2024
		(iv)*	Amended Letter of Transmittal dated July 3, 2024
		(v)*	Withdrawal Form
		(vi)*	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(vii)*	Form of Cover Letter to Holders
		(viii)*	Letter to Holders dated July 9, 2024
		(ix)*	Press Release dated July 22, 2024
		(x)	Press Release dated July 29, 2024
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees*

* - Previously filed